EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors

Hayes Lemmerz International, Inc.

We consent to incorporation by reference in the registration statements (No. 33-80552 and 33-71708) on Form S-8 of Hayes Lemmerz International, Inc. of our reports dated February 24, 2000 relating to the consolidated balance sheets of Hayes Lemmerz International, Inc. and subsidiaries as of January 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2000, and the related financial statement schedule, which reports appear in the January 31, 2000, annual report on Form 10-K of Hayes Lemmerz International, Inc.

KPMG LLP

Detroit, Michigan

April 18, 2000